Exhibit 3.10

CERTIFICATE OF FORMATION

OF

INTELSAT HOLDINGS LLC

This Certificate of Formation of Intelsat Holdings LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.).

1. The name of the Company is Intelsat Holdings LLC.

2. The address of the Company’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

3. The name and address of the Company’s registered agent for service of process in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has duly executed this Certificate of Formation on the 22nd day of December, 1999.

/s/ CONNY KULLMAN
Conny Kullman
Authorized Person